UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 7, 2013

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated October 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 7, 2013

	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Announces Concurrent Public Offerings of

Common Shares and Convertible Senior Notes

Hong Kong, China, October 7, 2013 – Seaspan Corporation (NYSE:SSW) announced today that it plans to offer 5,700,000 Class A Common Shares (the “Common Shares”) and $125,000,000 in aggregate principal amount of Convertible Notes due 2018 in concurrent public offerings. In addition to the 5,700,000 shares Seaspan is offering (the “Primary Offering”), a selling shareholder will offer 300,000 shares (the “Secondary Offering”).

Seaspan and the selling shareholder intend to grant the underwriters for the Common Share offering a 30-day option to purchase up to an additional 900,000 shares, up to 855,000 shares of which would be offered by Seaspan in the Primary Offering, and up to 45,000 shares of which would be offered by the selling shareholder in the Secondary Offering. Seaspan intends to grant the underwriters for the Convertible Note offering a 30-day option to purchase up to an additional $18,750,000 principal amount of Convertible Notes.

The Convertible Notes are expected to mature in 2018. They will be convertible into cash, Common Shares or any combination thereof at Seaspan’s election. The convertible notes will not be redeemable prior to maturity, but holders will have the right to cause Seaspan to repurchase them for cash upon certain corporate events. The coupon, conversion rate and specific terms of the Convertible Notes will be determined at pricing.

In addition to the Primary Offering and Secondary Offering of Common Shares, Seaspan expects to issue and lend 2,530,000 Common Shares to an affiliate of Deutsche Bank Securities Inc., an underwriter in the Convertible Notes offering, who will sell the Borrowed Shares in the public offering (the “Borrowed Shares Offering”). The Borrowed Shares Offering is intended to facilitate the offering of Convertible Notes.

Seaspan intends to use the net proceeds it receives from the Primary Offering and the Convertible Note Offering for general corporate purposes, which may include funding vessel acquisitions. Seaspan will not receive any proceeds from the Secondary Offering or from the Borrowed Shares Offering, but will receive a nominal lending fee for the use of the borrowed Common Shares, which Seaspan intends to use for general corporate purposes.

Citigroup, BofA Merrill Lynch, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the Common Shares public offering. Deutsche Bank Securities Inc., BofA Merrill Lynch, Citigroup and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the Convertible Notes public offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the Common Share offering may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146); or BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email:dg.prospectus_requests@baml.com. Copies of the prospectus supplement and accompanying base prospectus related to the Convertible Notes offering may be obtained from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attn: Prospectus Group, by email at prospectus.CPDG@db.com or by phone at (800) 503-4611; or BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email:dg.prospectus_requests@baml.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. These offerings may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 104 containerships representing a total capacity of over 790,000 TEU, including 31 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2016. Seaspan’s current operating fleet of 71 vessels has an average age and remaining lease period of approximately six years.

Seaspan’s common shares, Series C Preferred Shares and Series D Preferred Shares are listed on The New York Stock Exchange under the symbols “SSW”, “SSW PR C” and “SSW PR D”, respectively.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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